EXHIBIT 4.31


                                                                   July 28, 2004


To: Industrial Development Bank of Israel, Ltd.


Dear Sirs,

RE: AMENDMENT OF ADDITIONAL CONDITIONS FOR GRANTING CREDITS - AMENDMENT NO. 5


     Reference is made to the Additional Conditions for Granting Credits dated November 30, 2000 (the "AGREEMENT"), as amended by the Amendment of Additional Conditions for Granting Credits dated August 13, 2002, the Amendment of Additional Conditions for Granting Credits dated July 30, 2003, the Amendment of Additional Conditions for Granting Credits dated February 15, 2004 (the "THIRD AMENDMENT"), and the Amendment of Additional Conditions for Granting Credits dated May 2, 2004 (the Agreement, the Third Amendment and all the other amendment agreements, the "ADDITIONAL CONDITIONS").

Pursuant to Section 11.2 of the Agreement, we hereby confirm our agreement to the amendment of the Agreement, effective as of the date hereof and until August 15, 2005, as follows:

1. In Section 9.7 of the Additional Conditions, the following words shall be added at the end: "or a single claim is brought against the Company before a competent court of law for the payment of an amount of not less than USD 250,000 (two hundred and fifty thousand US dollars), provided that such claim is not brought against the Company by the Bank or any party related to the Bank and on condition that the external legal counsel to the Company stated in writing that in his opinion the claim brought against the Company shall result in a judgment payable solely by the Company in an amount not less than USD 250,000 (two hundred and fifty thousand US dollars); provided that any such written opinion be furnished to the Bank within 60 days of the date the Company is duly served such claim.".

2. Section 9.9 of the Additional Conditions shall not apply, shall not be brought into effect by the Bank, and for all intents and purposes shall be deemed deleted.

3.   A new section 9.16 shall be added to the Additional Conditions as follows:

     "9.16 If the accrued aggregate gross quarterly revenues of the Company, as determined by the reviewed financial statements of any quarter, are 25% less than the forecast provided by the Company to the Bank prior to that year; or the accrued aggregate EBITDA for any quarter is USD 300,000 less than the said forecast."

4. Section 2.6 of the Third Amendment shall be amended by deleting the words "until February 28, 2005" appearing in line 2 and replacing the same with the words "until August 1, 2004", by deleting the words "February 28, 2005" appearing in line 3 and replacing the same with the words "August 1, 2004" and adding thereafter the following "Interest thereafter shall be payable on a monthly basis, commencing August 1, 2004." Notwithstanding anything to the contrary herein, the provisions of this Section 4 shall remain in full force and effect until otherwise revised and amended in writing by the parties.

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5.   Until at least one half of the outstanding principal of the Utilized Credit and accrued Interest has been repaid, the Borrower will not make any cash payment of management fees to any shareholder, holding, directly or indirectly, 5% or more of the shares of the Borrower, or any related party to such shareholder, including without limitation Yozma Chofsheet, Ltd. or any affiliate of Yozma Chofsheet, Ltd. or Marc Belzberg.

Except as modified hereby, the Additional Conditions remain operative and in effect without any change. For the removal of doubt, the provisions of this amendment number 5, shall be valid until August 15, 2005, and shall be considered null and void immediately thereafter without need for the execution or provision of any further document or instrument or notice, all other than the provisions of Section 4 above which shall only terminate or be amended by written agreement between the parties.

Please confirm your agreement to the above amendment to the Additional
Conditions.

                                 Your Sincerely,

                                 e-SIM, Ltd.

                                 By:___________

                                 Title:__________

We confirm our agreement to the above amendment number 5 of the Additional Conditions, dated July 28, 2004.

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
Signature 1:______________ ______________     Signature 2:______________ _____________
INDUSTRIAL DEVELOPMENT BANK OF ISRAEL, LTD.   INDUSTRIAL DEVELOPMENT BANK OF ISRAEL, LTD.

By: __________________                        By: __________________

Title: ______________                         Title: ______________
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